VRONA & VAN SCHUYLER CPAS, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

WENDGUSTA, LLC

FINANCIAL STATEMENTS—INCOME TAX BASIS

DECEMBER 28, 2014 and DECEMBER 29, 2013

VRONA & VAN SCHUYLER CPAS, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

ADMIN@VRONAVANSCHUYLERCPA.COM

WWW.VRONAVANSCHUYLERCPA.COM

TEL: 516-670-9479    FAX: 516-670-9477

240 LONG BEACH ROAD ISLAND PARK, NY 11558-1541	232 MADISON AVE., 3RD FL NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Members

Wendgusta, LLC

27 Central Avenue

Cortland, New York

We have reviewed the accompanying statements of assets, liabilities and members’ capital-income tax basis of Wendgusta, LLC as of December 28, 2014 and December 29, 2013 and the related statements of revenues and expenses-income tax basis, changes in members’ capital-income tax basis and cash flows-income tax basis for the years then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note 1.

CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2015

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Statements of Assets, Liabilities and Members’ Capital-Income Tax Basis

December 28, 2014 and December 29, 2013

	2014	2013
ASSETS
Current assets:
Cash—(Note 1J)	$1,093,441	$1,014,836
Inventories—(Note 1C)	63,635	74,581
Prepaid expenses and other current assets	83,400	128,546

Total current assets	1,240,476	1,217,963

Property and equipment, net of accumulated depreciation—(Notes 1D and 2)	999,112	966,348

Other assets:
Goodwill, net of accumulated amortization of $2,978,310 in 2014 and $2,581,202 in 2013—(Note 1E)	2,978,317	3,375,425
Loan cost, net of accumulated amortization of $17,155 in 2014 and $6,862 in 2013—(Note 1G)	85,772	96,065
Tech fees, net of accumulated amortization of $1,064 in 2014 and $312 in 2013	13,936	14,688
Deposits	16,769	17,207

Total other assets	3,094,794	3,503,385

TOTAL ASSETS	$5,334,382	$5,687,696

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current maturities of long-term debt—(Note 3)	$427,323	$410,161
Accounts payable, accrued expenses and taxes payable	1,046,442	1,077,339

Total current liabilities	1,473,765	1,487,500
Long-term liabilities:
Long-term debt, less current maturities—(Note 3)	3,697,813	4,124,223

Total liabilities	5,171,578	5,611,723
Commitments and contingencies—(Notes 3, 4, 5, 6 and 7)	—	—
Members’ capital—(Notes 1A, 5, 6B and 6C)	162,804	75,973

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$5,334,382	$5,687,696

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Statements of Revenues and Expenses-Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

	2014	2013
Sales—net	$15,034,878	$15,064,037
Cost of sales—net	4,543,928	4,603,129

Gross profit	10,490,950	10,460,908

Labor expenses	4,398,638	4,438,869
Store operating and occupancy expenses	2,657,628	2,623,364
General and administrative expenses	684,742	679,983
Advertising expenses—(Note 4A)	715,549	728,069
Royalty expense—(Note 4A)	601,395	602,561
Depreciation and amortization—(Notes 1D, 1E, 1F and 1G)	745,530	744,976
Interest expense—(Note 3)	112,752	151,321

Total operating expenses	9,916,234	9,969,143

Operating income (loss)	574,716	491,765
Gain/(loss) on sale/(disposal) of assets	(10,064)	(60,000)
Other income	45,889	56,451

Excess (deficiency) of revenues over expenses—(Note 1H)	$610,541	$488,216

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Statements of Changes in Members’ Capital—Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

Members’ Capital, December 30, 2012	$81,107
Excess of revenues over expense for the year ended December 29, 2013	488,216
Distributions paid to members	(493,350)
Purchase of member’s interest	0

Members’ Capital, December 29, 2013	75,973
Excess of revenues over expense for the year ended December 28, 2014	610,541
Distributions paid to members	(523,710)
Purchase of member’s interest	0

Members’ Capital, December 28, 2014	$162,804

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Statements of Cash Flows-Income Tax Basis

For the Years Ended December 28, 2014 and December 29, 2013

	2014	2013
Cash flows from operating activities:
Excess (deficiency) of revenues over expenses	$610,541	$488,216

Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	745,530	744,976
(Gain)/loss on (sale)/disposal of assets	10,064	60,000
Increase (decrease) in cash attributed to changes in assets and liabilities:
Decrease (increase) in inventories	10,946	(1,182)
Decrease (increase) in prepaid expenses and other current assets	45,146	(43,136)
Increase (decrease) in accounts payable, accrued expenses and taxes	(30,897)	26,597

Total adjustments	780,789	787,255

Net cash provided by operating activities	1,391,330	1,275,471

Cash flows from investing activities:
Capital expenditures, tangible and intangible assets	(380,205)	(511,930)
Security deposits received (paid)	438	(99)

Net cash used in investing activities	(379,767)	(512,029)

Cash flows from financing activities:
Repayments of note payable	(409,248)	(331,052)
Members’ distributions	(523,710)	(493,350)
Purchase of member’s interest	0	0

Net cash provided by (used in) financing activities	(932,958)	(824,402)

Net increase (decrease) in cash	78,605	(60,960)
Cash, beginning of year	1,014,836	1,075,796

Cash, end of year	$1,093,441	$1,014,836

Supplemental Information:
Interest paid during the year	$112,806	$160,773

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies

(A)	The Company:

Wendgusta, LLC was formed on May 16, 2007 pursuant to the Georgia Limited Liability Company Act to acquire, own and operate eleven existing Wendy’s Old Fashioned Hamburger Restaurants in Augusta and Martinez, Georgia and Aiken and North Augusta, South Carolina. The restaurants were acquired from one seller for an aggregate purchase price of $7,650,000, plus various adjustments in the net aggregate amount of approximately $50,000. The Company recorded goodwill in the amount of approximately $6,527,000. The purchase price was financed principally by a $7,250,000 equipment loan from General Electric Capital Corporation, (“GECC”) with the balance provided by capital contributions of the members. The acquisition closed on July 2, 2007. (See Note 3).

In October 2007 the Company closed the Dean Bridge Road restaurant.

The Company currently operates ten restaurants, all of which are leased. (See Note 4B).

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

(B)	Income Tax Basis of Accounting:

The Company is treated as a partnership for federal, Georgia and South Carolina income tax purposes. The accompanying financial statements have been prepared on the basis of accounting used to prepare the Company’s federal partnership return. Such other comprehensive basis of accounting differs in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

(C)	Inventories:

Inventories represent food and supplies and are stated at cost.

(D)	Property, Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line and declining balance methods over depreciable lives as follows:

Leasehold improvements	15 to 39 years
Restaurant and office equipment	5 to 7 years
Automobile	5 years
Land improvements	15 years

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies—(Continued):

(D)	Property, Equipment and Depreciation—continued:

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government’s enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, the Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E)	Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F)	Organizational and Start-Up Costs:

The Company capitalized the costs incurred in the formation of the company. These costs are amortized over 5 years.

(G)	Loan Cost:

The Company capitalized the costs incurred in obtaining the acquisition debt. These costs are amortized over 9 years. (See Note 3).

(H)	Income Taxes:

The Company was organized as a Limited Liability Company under the laws of Georgia and is not subject to any federal or state income tax. For federal, Georgia and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company’s tax returns are subject to examination by the Federal and State taxing authorities. The tax rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2011.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(I)	Fiscal Year:

The Company’s annual accounting period is a fiscal year ending on the last Sunday of December.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 1—Summary of Significant Accounting Policies—(Continued):

(J)	Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(K)	Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(L)	Advertising:

The Company expenses all advertising costs when incurred.

(M)	Sales Tax:

The Company collects sales tax and remits to the states of Georgia and South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2—Property and Equipment

Property and equipment consist of the following:

	2014	2013
Restaurant and office equipment	$2,126,854	$1,927,775
Automobile	13,413	13,413
Leasehold improvements	1,629,768	1,575,343
Land improvements	133,885	113,249
Construction in progress	0	2,550

Total	3,903,920	3,632,330
Less: Accumulated depreciation	2,904,808	2,665,982

Property and equipment, net	$999,112	$966,348

Note 3—Acquisition Debt

At the time of the acquisition closing, the Company borrowed $7,250,000 from GECC. The loan maturity date was August 1, 2016 and was payable in monthly installments assuming a 13.5 year amortization period with a balloon payment due at maturity. In December 2009 the Company made an additional principal payment of $491,190 reducing the amount owed to $6,000,000 and restructured the terms of the loan. The loan bore interest at a rate of LIBOR plus 4.5% and was payable in monthly installments based upon a 12.5 year amortization with a balloon payment of approximately $2,050,919 plus interest due on January 1, 2019. The loan was repaid in April 2013.

On April 19, 2013 the Company refinanced the GECC loan with a new note from Wells Fargo for $4,800,000. Repayment terms are monthly principal payments of $33,202 plus interest at 2.417% with a balloon payment of approximately $2,638,000 due April 3, 2018.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 3—Acquisition Debt—(Continued):

The future annual principal payments are as follows:

2015	427,323
2016	443,272
2017	461,336
2018	2,793,205

$4,125,136

Note 4—Commitments and Contingencies

(A)	Franchise Agreement Commitments:

The Company is the franchisee for the ten Wendy’s restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy’s International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy’s National Advertising Program 3.25% of the gross sales and spend not less than .75% of the gross sales of each restaurant for local and regional advertising.

(B)	Minimum Operating Lease Commitments:

The lease for the restaurant located at 517 Martintown Road in North Augusta expires on November 6, 2021. The annual rent is $87,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $746,181.

The lease for the restaurant located at 1730 Walton Way in Augusta expires on November 6, 2021. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $768,937.

The lease for the restaurant located at 2738 Washington Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2019 and includes one remaining five-year renewal options. The annual rent is $71,573 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $900,000.

The lease for the restaurant located at 1004 Richland Avenue in Aiken expires on November 6, 2021. The annual rent is $90,480. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $752,048.

The lease for the restaurant located at 3342 Wrightsboro Road in Augusta had a primary term that expired on October 31, 2004. The current term expires on October 31, 2019 and includes one remaining five-year renewal options. The annual rent is $68,581 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $687,458.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 4—Commitments and Contingencies—(Continued):

(B)	Minimum Operating Lease Commitments—continued:

The lease for the restaurant located at 3859 Washington Road in Martinez expires on November 6, 2016. The annual rent is $84,120. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $860,000.

The lease for the restaurant located at 3013 Peach Orchard Road in Augusta expires on November 6, 2021. The annual rent is $86,160. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $744,784.

The lease for the restaurant located at 1901 Whiskey Road in Aiken expires on November 6, 2021. The annual rent is $96,780. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $960,000.

The lease for the restaurant located at 449 Walton Way in Augusta had a primary term that expired on February 28, 2003. The current term expires on February 28, 2018. The annual rent is $96,600 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 6% of gross sales less base rent.

The lease for the restaurant located at 430 South Belair Road in Augusta has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The annual rent is $159,347 through November 30, 2015. At that time and on each one year anniversary thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1.5%.

The leases are all net leases and require the Company to pay real estate taxes, insurance, maintenance and other property expenses.

Rent expense was $1,308,230 in 2014 and $1,299,564 in 2013 including percentage rent of $372,384 in 2014 and $366,038 in 2013.

Future annual minimum rentals are as follows:

2015	938,201
2016	927,973
2017	858,897
2018	780,859
2019	743,900
Thereafter	1,901,018

$6,150,848

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 4—Commitments and Contingencies—(Continued):

(C)	Financial and Operational Advisory Services Agreement:

At the closing, the Company entered into a financial and operational advisory services agreement with its two managing members and another individual. The agreement provides for these three individuals to: (I) consult with and advise the Company on applicable financial and/or operational matters; and (ii) if required by the Company’s debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and (iii) remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term ended December 31, 2010 and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. Fees paid pursuant to this agreement aggregated $84,000 in 2014 and $81,000 in 2013. (See Note 6A).

Note 5—Capitalization and Operating Agreement

(A)	Capitalization:

The Company’s initial capitalization consisted of 800 units, of which 24 and 21 were sold to two managing members at $25 per unit, or $1,125 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 675 units, 192 were sold at $25 per unit, or $4,800 in the aggregate, and 483 units were sold at per unit contributions of $4,500 totaling $2,173,500. All contributions totaled $2,189,425. (See Note 5B).

In 2009 the Company required each member to contribute $1,000 per unit of membership interest as an additional capital contribution. The proceeds were used in part to reduce the loan to GECC. (See Notes 3 and 6B).

(B)	Operating Agreement:

All purchasers of membership interests are parties to the Company’s operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members’ consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers,

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 5—Capitalization and Operating Agreement—(Continued):

(B)	Operating Agreement—continued:

acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using-the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member’s interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person—dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interests of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6—Related Party Transactions

(A)	Financial and Operating Advisory Service Fees:

The Company paid two of its three managing members and a third individual a total of $84,000 in 2014 and $81,000 in 2013 pursuant to a financial and operational advisory services agreement. (See Note 4C).

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendgusta, LLC

Notes to the Financial Statements

December 28, 2014 and December 29, 2013

Note 6—Related Party Transactions—(Continued):

(B)	Additional Capital Contributions:

During 2009 additional capital contributions of $1,000 per unit of membership interest were received by the Company for a total of $796,000.

(C)	Other:

In July 2008 the Company redeemed one member’s .25% membership interest for $2,000.

In March 2009 the Company redeemed one member’s .13% membership interest for $2,000.

In October 2009 the Company redeemed one member’s .13% membership interest for $3,600.

In 2010 the Company redeemed four members’ 2.62% combined membership interest for an aggregate price of $103,000.

In 2012 the Company redeemed four members’ 5.93% combined membership for an aggregate price of $89,700.

Note 7—Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(K) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant’s account. Company contributions for the plan amounted to $2,797 for 2014 and $2,355 for 2013.

Note 8—Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountants’ review report.

See independent accountants’ review report.